UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

HAGERTY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

405166109

(CUSIP Number)

Stephen M. McManus

State Farm Mutual Automobile Insurance Company

One State Farm Plaza

Bloomington, IL 61710

(309) 766-1311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No: 405166109	Schedule 13D

1	NAME OF REPORTING PERSONS State Farm Mutual Automobile Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,241,780(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,241,780(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,241,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IC

(1)

Includes (i) 4,241,780 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon conversion of 5,302,226 shares of Series A Preferred Stock (as defined in Item 4) that are held directly by the Reporting Person, at the current conversion rate; and (ii) 9,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined in the Original 13D).

(2)

Percentage based on the sum of (i) 84,380,625 shares of Class A Common Stock outstanding as of April 21, 2023 pursuant to the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023, (ii) 4,241,780 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by the Reporting Person and (iii) 9,000,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Reporting Person, which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer’s Series A Preferred Stock or Class V Common Stock held by other parties. Notwithstanding the percentage reported in the Original 13D, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.4% of the voting power of the Issuer.

CUSIP No: 405166109	Schedule 13D

Explanatory Note: This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company (“State Farm” or “Reporting Person”) on December 10, 2021 (the “Original 13D”), as amended by the Schedule 13D Amendment No. 1 filed by State Farm on February 10, 2023 and the Schedule 13D Amendment No. 2 filed by State Farm on March 1, 2023 (collectively, the “Amended Schedule 13D”) related to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock” and, together with the Class V common stock, par value $0.0001 per share (the “Class V Common Stock”), the “Common Stock”), of Hagerty, Inc., a Delaware corporation (the “Issuer” or “Company”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Original 13D.

Item 2. Identity and Background.

Item 2 of the Amended Schedule 13D is hereby supplemented as follows:

The directors and executive officers of State Farm are set forth on Schedule A. During the last five years, neither State Farm nor, to the knowledge of State Farm, any of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby supplemented as follows:

On June 23, 2023, State Farm entered into a Securities Purchase Agreement (the “Purchase Agreement”), with the Issuer and certain other accredited investors (together with State Farm, the “Investors”), pursuant to which the Issuer agreed to issue and sell to the Investors an aggregate of 8,483,561 shares of the Issuer’s newly-designated Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $80.0 million, subject to the terms and conditions set forth in the Purchase Agreement. On June 23, 2023 (the “Closing”), the Issuer issued and sold to State Farm an aggregate of 5,302,226 shares of Series A Preferred Stock (the “Preferred Shares”) at a per-share purchase price of $9.43 (the “Series A Purchase Price”).

The Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series A Preferred Stock (the “Certificate of Designations”). Dividends on the Series A Preferred Stock are cumulative and accrue from the date of issuance at the rate per annum of 7% of the Series A Purchase Price of each share, plus the amount of previously accrued dividends, compounded annually (the “Accruing Dividends”). The Issuer may elect to pay the Accruing Dividends either in cash or in additional shares of Series A Preferred Stock. Prior to the third anniversary of the Closing, the Series A Preferred Stock will participate on an as-converted basis in dividends declared and paid on the Class A Common Stock.

Any shares of Series A Preferred Stock may, at the option of the holder, be converted at any time into shares of Class A Common Stock. The conversion price for the Series A Preferred Stock is initially $11.79 and is subject to adjustment upon certain events, including a stock split, a reverse stock split, or a dividend of Class A Common Stock or Class V Common Stock to the Issuer’s common stockholders (as adjusted, the “Conversion Price”). The Issuer may require such conversion (i) if the closing price per share of the Class A Common Stock, for at least twenty of any thirty consecutive trading days, exceeds: (a) on or after the third and prior to the seventh anniversary of the Closing, 150% of the Conversion Price; or (b) on or after the seventh and prior to the tenth anniversary of the Closing, 100% of the Conversion Price; and (ii) on or after the tenth anniversary of the Closing. The conversion rate in effect at any applicable time (the “Conversion Rate”) is the quotient obtained by dividing the Series A Purchase Price by the Conversion Price.

The Series A Preferred Stock votes together with the Class A Common Stock on an as-converted basis, and not as a separate class. The Investors have veto rights over (i) changes to the terms of the Certificate of Designations or the Issuer’s certificate of incorporation or bylaws that adversely impact the Series A Preferred Stock and (ii) the issuance of equity securities senior to the Series A Preferred Stock or other securities convertible thereto. In the event of any liquidation, dissolution or winding up of the Issuer, each share of Series A Preferred Stock will be paid the greater of (i) the Series A Purchase Price plus any Accruing Dividends accrued but unpaid thereon, and (ii) the amount that such share of Series A Preferred Stock would have received had it converted into Class A Common Stock immediately prior to such liquidation, dissolution or winding up of the Issuer (the “Liquidation Preference”). After payment of the Liquidation Preference, the holders of Series A Preferred Stock will no longer be convertible and will not participate in any distribution made to the holders of Common Stock.

The Preferred Shares purchased by State Farm were purchased with available cash and none of the funds were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Preferred Shares.

CUSIP No: 405166109	Schedule 13D

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

State Farm acquired the Preferred Shares for investment purposes and in furtherance of a strategic relationship between State Farm and the Issuer. State Farm intends to review and evaluate its investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of the Issuer and other developments concerning State Farm and the Issuer, market conditions and other factors that State Farm may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, State Farm may in the future take actions with respect to its investment in the Issuer as it deems appropriate with respect to any or all matters required to be disclosed in this Amended Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby supplemented as follows:

(a) State Farm Mutual Automobile Insurance Company beneficially owns 63,241,780 shares of Class A Common Stock, inclusive of 4,241,780 shares of Class A Common Stock that State Farm has the right to acquire within 60 days upon conversion of 5,302,226 shares of Series A Preferred Stock that are held directly by State Farm, at the current Conversion Rate and 9,000,000 shares of Class A Common Stock that State Farm has the right to acquire within 60 days upon exercise of the Warrants. This represents, on an as if exercised basis, approximately 64.8% of the shares of Class A Common Stock outstanding. The percentage is calculated based on the sum of (i) 84,380,625 shares of Class A Common Stock outstanding as of April 21, 2023 pursuant to the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023, (ii) 4,241,780 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by State Farm and (iii) 9,000,000 shares of Class A Common Stock issuable upon exercise of warrants held by State Farm, which have been added to the total Class A Common Stock shares outstanding for purposes of calculating State Farm’s beneficial ownership percentage in accordance with Rule 13d-3(d)(l)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer’s Series A Preferred Stock or Class V Common Stock held by other parties. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.4% of the voting power of the Issuer.

(b) Sole power to vote: 63,241,780 Sole power to dispose: 63,241,780

(c) Except as described in Item 3 above, State Farm has not transacted in the Class A Common Stock during the past sixty days.

(d) NIA

(e) NIA

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented as follows:

In addition to the Purchase Agreement and Certificate of Designations referenced in Item 3 above, which are included as Exhibits 10.1 and 3.1, respectively, to the Issuer’s Form 8-K filed on June 23, 2023, State Farm is a party to the Registration Rights Agreement, dated as of June 23, 2023, by and among the Issuer and the Investors, a copy of which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed on June 23, 2023, pursuant to which, the Investors will be entitled to certain demand, shelf and piggyback registration rights with respect to the Series A Preferred Stock and shares of Class A Common Stock issuable upon conversion thereof.

The foregoing references in this Amended Schedule 13D to, or descriptions of, the Purchase Agreement, Certificate of Designations and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to the Issuer’s Form 8-K filed on June 23, 2023 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby supplemented as follows:

Exhibit 4 – Securities Purchase Agreement, dated as of June 23, 2023, by and among the Issuer, State Farm, Markel Group Inc., McKeel O Hagerty Revocable Trust dated September 18, 2003, and First Restated Tammy J. Hagerty Revocable Trust dated September 2, 2004, which is included as Exhibit 10.1 to the Issuer’s Form 8-K filed on June 23, 2023 and is incorporated herein by reference.

Exhibit 5 – Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer, which is included as Exhibit 3.1 to the Issuer’s Form 8-K filed on June 23, 2023 and is incorporated herein by reference.

Exhibit 6 - Registration Rights Agreement, dated as of June 23, 2023, by and among the Issuer, State Farm, Markel Group Inc., McKeel O Hagerty Revocable Trust dated September 18, 2003, and First Restated Tammy J. Hagerty Revocable Trust dated September 2, 2004, which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed on June 23, 2023 and is incorporated herein by reference.

CUSIP No: 405166109	Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023

STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY

By:	/s/ Jon C. Farney
Jon C. Farney, Senior Vice President,
Treasurer and Chief Financial Officer

Schedule A

The following table sets forth the name, present principal occupation or employment, and citizenship with respect to the directors and executive officers of State Farm Mutual Automobile Insurance Company. The business address of each director and executive officer of State Farm Mutual Automobile Insurance Company is One State Farm Plaza, Bloomington, Il 61710.

Directors:

Dan E. Arvizu, Former Chancellor, New Mexico State University System

Citizenship: United States of America

Keith Block, CEO and Founder, Smith Point Capital

Citizenship: United States of America

Charles K. Bobrinskoy, Vice Chairman and Head of Investment Group, Ariel Investments

Citizenship: United States of America

Kate Gebo, Executive Vice President of Human Resources and Labor Relations, United Airlines

Citizenship: United States of America

Cary Grace, President & CEO, AMN Healthcare

Citizenship: United States of America

James Hackett, Former President and Chief Executive Officer, Ford Motor Company

Citizenship: United States of America

W. H. Knight Jr., Retired Professor of Law, Seattle University School of Law

Citizenship: United States of America

Vicki A. O’Meara, Strategic Advisor, AdSwerve

Citizenship: United States of America

Gary L. Perlin, Former Chief Financial Officer, Capital One Financial Corporation

Citizenship: United States of America

Michael L. Tipsord, Chairman, President and Chief Executive Officer, State Farm Mutual Automobile Insurance Company

Citizenship: United States of America

Steven C. Williams, Chief Executive Officer, PepsiCo Foods North America

Citizenship: United States of America

Kenneth J. Worzel, Chief Customer Officer, Nordstrom, Inc.

Citizenship: United States of America

Executive Officers:

Michael L. Tipsord, Chairman of the Board, President and Chief Executive Officer

Citizenship: United States of America

Fawad K. Ahmad, Senior Vice President and Chief Digital Officer

Citizenship: United States of America

Kristyn A. Cook, Senior Vice President and Chief Agency, Sales & Marketing Officer

Citizenship: United States of America

Jon C. Farney, Senior Vice President, Treasurer and Chief Financial Officer

Citizenship: United States of America

Wensley J. Herbert, Senior Vice President

Citizenship: United States of America

Stephen McManus, Senior Vice President and General Counsel

Citizenship: United States of America

Joseph R. Monk Jr., Senior Vice President - Financial Services

Citizenship: United States of America

Julia M. Muscott, Operations Vice President - Underwriting

Citizenship: United States of America

Kurt T. Oleson, Vice President and Chief Compliance Officer

Citizenship: United States of America

Ashley A. Pettit. Senior Vice President and Chief Information Officer

Citizenship: United States of America

Michele Russo, Senior Vice President

Citizenship: United States of America

Christopher A. Schell, Senior Vice President - Property and Casualty

Citizenship: United States of America

Mary A. Schmidt, Executive Vice President and Chief Administrative Officer

Citizenship: United States of America

Mark E. Schwamberger, Vice President and Controller

Citizenship: United States of America

Paul J. Smith, Executive Vice President and Chief Operating Officer

Citizenship: United States of America

Catherine A. Wallace, Senior Vice President and Chief Risk Officer

Citizenship: United States of America

Lynne M. Yowell, Vice President - Corporate Governance, Secretary and Counsel

Citizenship: United States of America